SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Blocklisting Interim Review





                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed
1.

Name of company Prudential plc

2.

Name of scheme Prudential Savings-Related Share Option Scheme

3.

Period of return: From 1 October 2004 to 31 March 2005

4.

Number and class of share(s) (amount of stock/debt security) not issued under scheme

6,891,001 ordinary shares of 5p each

5.

Number of shares issued/allotted under scheme during period:

0 ordinary shares of 5p each

6.

Balance under scheme not yet issued/allotted at end of period

6,891,001 ordinary shares of 5p each

7.

Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

4,000,000 RA Prudential plc - 15 June 2001
5,000,000 RA Prudential plc - 7 June 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,375,445,474 ordinary shares of 5p each


Contact for queries:

Address:

Name: Jennie Webb
Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 2027




                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed
1.

Name of company Prudential plc

2.

Name of scheme Prudential Executive Share Option Scheme

3.

Period of return: From 1 October 2004 to 31 March 2005

4.

Number and class of share(s) (amount of stock/debt security) not issued under scheme

87,560 ordinary shares of 5p each

5.

Number of shares issued/allotted under scheme during period:

77,454 ordinary shares of 5p each

6.

Balance under scheme not yet issued/allotted at end of period

10,106 ordinary shares of 5p each

7.

Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

839,096 RA Prudential plc - 2 October 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,375,445,474 ordinary shares of 5p each


Contact for queries:

Address:

Name: Jennie Webb
      Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 2027



                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed
1.

Name of company Prudential plc

2.

Name of scheme M&G 1994 Executive Share Option Scheme

3.

Period of return: From 1 October 2004 to 31 March 2005

4.

Number and class of share(s) (amount of stock/debt security) not issued under scheme

7,567 ordinary shares of 5p each

5.

Number of shares issued/allotted under scheme during period:

0 ordinary shares of 5p each

6.

Balance under scheme not yet issued/allotted at end of period

7,567 ordinary shares of 5p each

7.

Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

204,307 RA Prudential plc 00008 - October 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,375,445,474 ordinary shares of 5p each


Contact for queries:

Address:

Name: Jennie Webb
Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 2027




                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed
1.

Name of company Prudential plc

2.

Name of scheme M&G Limited 1992 Savings-Related Share Option Scheme

3.

Period of return: From 1 October 2004 to 31 March 2005

4.

Number and class of share(s) (amount of stock/debt security) not issued under scheme

365,495 ordinary shares of 5p each

5.

Number of shares issued/allotted under scheme during period:

0 ordinary shares of 5p each

6.

Balance under scheme not yet issued/allotted at end of period

365,495 ordinary shares of 5p each

7.

Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

1,081,343 RA Prudential plc 00008 - October 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,375,445,474 ordinary shares of 5p each


Contact for queries:

Address:

Name: Jennie Webb
Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 2027




                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed
1.

Name of company Prudential plc

2.

Name of scheme Prudential Europe Management Services Sharesave Plan

3.

Period of return: From 1 October 2004 to 31 March 2005

4.

Number and class of share(s) (amount of stock/debt security) not issued under scheme

1,153 ordinary shares of 5p each

5.

Number of shares issued/allotted under scheme during period:

0 ordinary shares of 5p each

6.

Balance under scheme not yet issued/allotted at end of period

1,153 ordinary shares of 5p each

7.

Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

10,000 RA Prudential plc - 18 December 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,375,445,474 ordinary shares of 5p each


Contact for queries:

Address:

Name: Jennie Webb
Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 2027




                                   SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed
1.

Name of company Prudential plc

2.

Name of scheme Prudential International Savings-Related Share Option Scheme

3.

Period of return: From 1 October 2004 to 31 March 2005

4.

Number and class of share(s) (amount of stock/debt security) not issued under scheme

98,305 ordinary shares of 5p each

5.

Number of shares issued/allotted under scheme during period:

1,284 ordinary shares of 5p each

6.

Balance under scheme not yet issued/allotted at end of period

97,021 ordinary shares of 5p each

7.

Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;

100,000 RA Prudential plc - 2 October 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records 2,375,445,474 ordinary shares of 5p each


Contact for queries:

Address:

Name: Jennie Webb
Laurence Pountney Hill London EC4R 0HH

Telephone: 020 7548 2027


Person making return
Name: Vanessa Jones
Position: Deputy Group Secretary




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 April 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Vanessa Jones
                                              Deputy Group Secretary